SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

15 July 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Holding(s) in Company
Released	13:00 15 Jul 2002
Number	6286Y

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Royal & Sun Alliance Insurance Group plc

2) Name of shareholder having a major interest

Barclays plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named in 2 above, through the legal entities listed below:

Legal Entity	Holding	Percentage Held
Barclays Private Bank and Trust Ltd	5,700	0.0004
Barclays Global Fund Advisors	368,106	0.0256
Barclays Global Investors, N.A.	14,919,299	1.0361
Barclays Global Investors Japan Trus	1,312,281	0.0911
Barclays Private Bank and Trust Ltd	2,500	0.0002
Barclays Bank Trust Company Ltd	140,422	0.0098
Woolwich Life Ltd	580,000	0.0403
Barclays Global Investors Ltd	22,749,175	1.5799
Barclays Private Bank and Trust Ltd	35,000	0.0024
Barclays Private Bank Ltd	354,092	0.0246
Barclays Capital Securities Ltd	336,000	0.0233
Barclays Global Investors Japan Inv	16,205	0.0011

Barclays Nikko Global Investors Ltd	516,242	0.0359
Barclays Life Assurance Co Ltd	2,887,301	0.2005
Group Holding	**44,222,323**	**3.0712**

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	**Account**	**Holding Designation**
<null>	581610	248,336
<null>	583996	302,675
<null>	586072	204,834
<null>	586528	20,556
ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	722,455
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	6,682,025
Bank of Ireland	BNX009IE	389,721
BARCLAYS CAPITAL SECURITIES LT	Not disclosed	336,000
Barclays Trust Co DMC69	Not Disclosed	10,199
Barclays Trust Co R69	Not disclosed	113,794
BB1964UKC-16530-CHASE MANHATTA	BB1964UK	93,940
BBTCL AS EXECUTOR OF	Not disclosed	484
BBTCL AS EXECUTORS OF	Not disclosed	2,065
BBTCL AS EXECUTORS/ADMINISTOR	Not disclosed	5,162
BBTCL T/CO & TUSTAIN JP	Not disclosed	8,718
BGIJTB	BTGF01IE	343,177
BGIJTB	BTGF05IE	96,634
BLEEQTTTL-17011-CHASE MANHATTA	BLEEQTTT	22,834
BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	134,995
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	283,906
BLEQFDUKQ-16331-CHASE MANHATTA	BLEQFDUK	495,107
BLEQPTUEA-16341-CHASE MANHATTA	BLEQPTUE	465,385

BLEQPTUKQ-16341 CHASE MANHATTA	BLEQPTUK	1,258,091
BLINTNUKQ-Z1AJ-dummy	BLINTNUK	79,021
BLINTPUKQ-16342-CHASE MANHATTA	BLINTPUK	147,962
BLEKINTTL-16400-CHASE MANHATTA	BLUKINTT	14,920,378
CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	330,377
Chuo Mitsui TB	BNN019IE	3,146
Chuo Mitsui TB	BNX012IE	29,238
Chuo Mitsui TB	BNX019IE	16,205
Clydesdale Nominees HGB0125	00694478	35,000
Clydesdale Nominees HGB0225	00029300	2,500
GOVERNMENT PENSION INVESTMENT	BTS028IE	257,499
Mitsubishi TB	BNN014IE	31,827
Mitsubishi TB	BNN018IE	5,630
Mitsubishi TB	BNN033IE	56,680
NATIONAL FEDERATION OF MUTUAL	BTS024IE	5,891
NENTO(FE-C)	BTGF04IE	137,436
NENTO(FE-E)	BTGF06IE	47,780
NENTO(FE-F)	BTGF07IE	28,591
Nutraco Nominees Limited	Not disclosed	580,000
PENSION FUND ASSOCIATION	BTC045IE	118,578
PENSION FUND ASSOCIATION	BTK001IE	94,008
POSTAL LIFE INSURANCE	BTS022IE	4,517
REGIONAL PUBLIC OFFICERS UNION	BTS004IE	159,121
SFB01	428169	93,012
SFB01	500227	5,512,572
SFB01	502872	2,262,045
SFB01	508068	661,729
SFB01	527191	2,963,689
SFB01	536747	271,744
SFB01	540186	134,719
SFB01	551036	73,263

SFB01	552942	398,466
SFB01	555465	206,557
SFB01	555879	22,266
SFB01	569565	21,063
SFB01	573039	214,488
SFB01	713101	1,450,919
SFB01	911140	38,340
SFB03	584069	167,752
SFB03	585405	1,770
SFB03	585439	16,610
SHINKIN BANK PENSION FUND	BTC034IE	19,049
Swan Nominees Limited	Not disclosed	5,700
ZEBAN NOMINEES LIMITED	Not disclosed	354,092
	Total	**44,222,323**

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class

Not disclosed

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 27.5p each

10) Date of transaction

5 July 2002

11) Date company informed

12 July 2002, on receipt of a letter dated 8 July 2002

12) Total holding following this notification

44,222,323 ordinary shares of 27.5p each

13) Total percentage holding of issued class following this notification

3.07%

14) Any additional information

15) Name of contact and telephone number for queries

Caroline Webb 020 7569 6075

16) Name and signature of authorised company official responsible for making this notification

Jan Miller

Group Company Secretary

Date of notification 15 July 2002

END

Company website

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 15 July 2002

By: ______________________
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

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* Print the name and title of the signing officer under his signature.